SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JULY 2008

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): [_]


     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): [_]

     INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               YES [_]     NO [X]

     IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82- ____________

     THIS FORM 6-K IS BEING INCORPORATED BY REFERENCE INTO THE REGISTRANT'S FORM F-3 REGISTRATION STATEMENT FILE NO. 333-128225 AND FORM S-8 REGISTRATION STATEMENTS FILE NOS. 333-12014 AND 333-123321.

                        MER Telemanagement Solutions Ltd.

6-K Items

1. Notice of and Proxy Statement for MER Telemanagement Solutions Ltd. Annual General Meeting to be held August 27, 2008 mailed July 23, 2008.

2.   Form of MER Telemanagement Solutions Ltd. Proxy Card.

                                                                          ITEM 1

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                                22 Zarhin Street
                             Ra'anana 43662, Israel

                             ----------------------

              NOTICE OF 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

     We are pleased to invite you to the 2008 Annual General Meeting of Shareholders to be held on Wednesday, August 27, 2008 at 10:30 a.m. (Israel time) at our offices at 22 Zarhin Street, Ra'anana, Israel, for the following purposes:

     1. To reelect five directors for terms expiring at our 2009 Annual General Meeting of Shareholders;

     2.   To elect one outside director for an initial three-year term;

     3. Subject to the approval of Proposal 2, to approve the compensation to be paid to our new outside director;

     4. To ratify and approve the employment agreement entered into with Mr. Lior Salanksy in connection with his appointment as our President, and to authorize the Chairman of our Board of Directors to amend the employment agreement so that Mr. Salansky will serve as our President in a full time role;

     5. To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2008, and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix such independent registered public accountants' compensation in accordance with the volume and nature of their services;

     6. To review and discuss our, auditor's report and consolidated financial statements for the year ended December 31, 2007; and

     7. To transact such other business that may properly come before the annual general meeting or any adjournment thereof.

     The Board of Directors recommends that you vote in favor of all of the items, which are described in the attached Proxy Statement.

     Shareholders of record at the close of business on July 18, 2008 are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the annual general meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                             Sincerely,

                                             Chaim Mer
                                             Chairman of the Board of Directors

July 18, 2008

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                                22 Zarhin Street
                             Ra'anana 43662, Israel

                             ----------------------

                                 PROXY STATEMENT

                   2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

     This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Mer Telemanagement Solutions Ltd. to be voted at the 2008 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2008 Annual General Meeting of Shareholders. The Meeting will be held at 10:30 a.m. (Israel time) on Wednesday, August 27, 2008, at our offices at 22 Zarhin Street, Ra'anana, Israel.

     This Proxy Statement, the attached Notice of 2008 Annual General Meeting and the enclosed proxy card, as well as our consolidated financial statements for the year ended December 31, 2007, are being mailed to shareholders on or before July 23, 2008.

PURPOSE OF THE ANNUAL GENERAL MEETING

     At the Meeting, shareholders will be asked to consider and vote upon the following matters: (i) reelection of five directors for terms expiring at our 2009 Annual General Meeting of Shareholders; (ii) election of one outside director for an initial three-year term; (iii) subject to the approval of Proposal 2, approval of the compensation to be paid to our new outside director;
(iv) ratification and approval of the employment agreement entered into with Mr. Lior Salansky in connection with his appointment as our President, and authorization of the Chairman of our Board of Directors to amend the employment agreement so that Mr. Salansky will serve as our President in a full time role; and (iv) ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2008, and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix such independent registered public accountants' compensation in accordance with the volume and nature of their services. In addition, our auditor's report and consolidated financial statements for the year ended December 31, 2007 will be reviewed and discussed at the Meeting.

     We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

PROXY PROCEDURE

     Only holders of record of our ordinary shares, par value of NIS 0.01 per share, as of the close of business on July 18, 2008, are entitled to notice of, and to vote in person or by proxy at, the Meeting.

     Shares eligible to be voted and for which a proxy card is properly signed and returned and actually received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR each proposition for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

     We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

     You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

QUORUM AND VOTING

     As of July 18, 2008, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 6,523,845 ordinary shares. Each ordinary share entitles the holder to one vote.

     The presence of two shareholders, holding at least one third (1/3) of our issued share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any two members present in person or by proxy. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

     We have received indications from four of our principal shareholders, Mr. Chaim Mer, Mrs. Dora Mer, Mr. Isaac Ben-Bassat and Mr. Lior Salansky, who together hold approximately 57.6% of our issued and outstanding ordinary shares, that they presently intend to vote for all of the nominees for director and outside director and in favor of all of the Items to be acted upon at the Meeting.

                            I. ELECTION OF DIRECTORS
                         (OTHER THAN OUTSIDE DIRECTORS)
                           (Item 1 on the Proxy Card)

     Our Articles of Association provide for a board of directors consisting of up to ten members or such other number as may be determined from time to time at a general meeting of shareholders. Our Board of Directors currently consists of seven directors, including two outside directors appointed in accordance with the Israeli Companies Law (see Item II below regarding outside directors). Our directors, other than our outside directors, are elected at each annual meeting of shareholders. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office.

     At the Meeting, shareholders are being asked to reelect each of our current directors who is not an outside director (see Item II below), Messrs. Chaim Mer, Lior Salansky, Isaac Ben-Bassat, Steven J. Glusband and Yaacov Goldman, to hold office until our 2009 Annual General Meeting of Shareholders and until their successors are elected and qualified. All of the directors standing for reelection at the Meeting were elected to serve in such capacity by our shareholders at our 2007 annual general meeting of shareholders, other than Mr. Lior Salanksy who was elected to serve in such capacity by our board of directors in April 2008.

     In general, NASDAQ Marketplace Rules require that a majority of our board of directors qualify as independent directors within the meaning of the NASDAQ Marketplace Rules and our audit committee must have at least three members and be comprised only of independent directors each of whom satisfies the respective "independence" requirements of the Securities and Exchange Commission and NASDAQ. We are in compliance with such requirements.

     We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our directors are recommended by our Board of Directors for election by our shareholders. Should any of the director nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by our Board of Directors. None of the nominees are expected to be unavailable.

     Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as directors each of the nominees named above.

     Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.


NAME                               AGE       POSITION WITH THE COMPANY
----                               ---       -------------------------

Chaim Mer                          60        Chairman of the Board of Directors

Lior Salansky                      43        President and Director

Isaac Ben-Bassat                   54        Director

Steven J. Glusband                 61        Director

Yaacov Goldman                     53        Director

NOMINEES FOR ELECTION AS DIRECTOR FOR TERMS EXPIRING IN 2009

     CHAIM MER has served as Chairman of our Board of Directors and a director since our inception in December 1995. Mr. Mer has been the Chairman of the Board of Directors of C. Mer Industries Ltd., or C. Mer, a publicly traded company, since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005. Mr. Mer holds a B.Sc. degree in Computer Sciences and Mathematics from the Technion - Israel Institute for Technology.

     LIOR SALANKSY has served as our President since February 2008 and was elected as a director by our Board of Directors on April 2, 2008. In 1991, Mr. Salansky founded MIND C.T.I. Ltd., a global provider of real-time, product-based mediation, billing and customer care solutions for voice, data, video and content services, where he served until February 2000 in a number of positions, including Co-Chief Executive Officer, Vice President of Business Development and Research and Development Manager and also served as a director from its inception until 2004. Mr. Salansky holds a B.Sc. degree in Computer Science from the Technion, Israel Institute of Technology and an MBA degree from Tel Aviv University.

     ISAAC BEN-BASSAT has served as a director since our inception in December 1995. Mr. Ben-Bassat has been Executive Vice President and a director of C. Mer Industries Ltd. since 1988. Mr. Ben-Bassat holds a B.Sc. degree in Civil Engineering from the Technion - Israel Institute for Technology.

     STEVEN J. GLUSBAND has served as a director since August 1, 1996. Mr. Glusband has been a partner with Carter Ledyard & Milburn LLP, our U.S. counsel, since March 1987. Mr. Glusband holds a B.B.A. degree from the City College of the City University of New York, a J.D. degree from Fordham University School of Law and an L.L.M. degree from the New York University School of Law.

     YAACOV GOLDMAN has served as a director since May 2004 and is a member of our audit committee. Mr. Goldman provides consulting services to companies in strategic-financial areas, through his wholly owned company, Maanit-Goldman Management & Investments (2002) Ltd. Mr. Goldman serves as a director of Bank Leumi Le-Israel Ltd., Elron Electronic Industries Ltd, Golden House Ltd., Tagor Capital Ltd. and Renewable Resources Ltd. Mr. Goldman serves as the Professional Secretary of the Peer Review Institute of the Certified Public accountants Institute in Israel. From September 2000 until November 2001, Mr. Goldman served as Managing Director of Argoquest Holdings, LLC, a U.S.-based investment company focused on early stage high-technology companies. From November 1981 until August 2000, Mr. Goldman was associated with Kessleman & Kessleman, the Israeli member firm of PricewaterhouseCoopers, and was a Partner and Senior Partner at such firm from January 1991 through August 2000. Mr. Goldman is a Certified Public Accountant (Israel) since 1981 and holds a B.A. degree in Economics and Accounting from Tel Aviv University.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF EACH NOMINEE FOR DIRECTOR NAMED ABOVE.

                        BOARD OF DIRECTORS AND COMMITTEES

BOARD OF DIRECTORS

     Our Articles of Association provide for a board of directors consisting of up to ten members or such other number as may be determined from time to time at a general meeting of shareholders. Our Board of Directors is currently composed of seven directors.

     Pursuant to our articles of association, all of our directors (except the outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected. The Board of Directors, may, at any time from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office.

     The Israeli Companies Law requires the board of directors of a public company to determine a minimum number of directors with "accounting and financial expertise." Our board of directors determined, accordingly, that at least one director must have "accounting and financial expertise."

     We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our directors are recommended by our board of directors for election by our shareholders.

OUTSIDE DIRECTORS AND INDEPENDENT DIRECTORS

     OUTSIDE DIRECTORS. Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors. The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person's relative, partner, employer or an entity under that person's control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company. The term "relative" means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. The term affiliation includes:

     o    an employment relationship;

     o    a business or professional relationship maintained on a regular basis;

     o    control; and

     o service as an officer holder (excluding service as an outside director of a company that is offering its shares to the public for the first time).

     In addition, no person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as director or may otherwise interfere with the person's ability to serve as director. If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender. A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

     At least one of the outside directors elected must have "accounting and financial expertise" and any other outside director must have "accounting and financial expertise" or "professional qualification," as such terms are defined by regulations promulgated under the Israeli Companies Law.

     Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who voted on the matter. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company.

     In general, outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

     Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

     INDEPENDENT DIRECTORS. In general, NASDAQ Marketplace Rules require that a majority of our board of directors qualify as independent directors within the meaning of the NASDAQ Marketplace Rules and our audit committee must have at least three members and be comprised only of independent directors each of whom satisfies the respective "independence" requirements of the Securities and Exchange Commission and NASDAQ.

     Our Board of Directors has determined that Mr. Eytan Barak and Dr. Orna Berry both qualify as independent directors under the rules of the Securities and Exchange Commission and NASDAQ and as outside directors under the requirements of the Israeli Companies Law. Our Board of Directors has further determined that Messrs. Steven Glusband and Yaacov Goldman both qualify as independent directors under the requirements of the Securities and Exchange Commission and NASDAQ.

AUDIT COMMITTEE

     Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The audit committee may not include: the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; or a controlling shareholder or any of the controlling shareholder's relatives.

     Under the Israeli Companies Law, the approval of the audit committee is required for specified actions and transactions with office holders and controlling shareholders. Additionally, under the Israeli Companies Law, the role of the audit committee is to identify faults in the business practices of the company, among other things, by consulting with the company's independent registered public accounting firm and internal auditor, and to make recommendations to the board for remedying such faults.

     In addition, the NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective "independence" requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

     Our audit committee consists of three members of our Board of Directors who satisfy the respective "independence" requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members. Our audit committee is currently composed of Mr. Eytan Barak, Dr. Orna Berry and Mr. Yaacov Goldman. Our Board of Directors has determined that Mr. Goldman qualifies as an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. The audit committee meets at least once each quarter. The composition and function of the audit committee meets the requirements of Israeli law, the Securities and Exchange Commission and NASDAQ Marketplace Rules.

INTERNAL AUDIT

     Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. A person who does not satisfy the Israeli Companies Law's independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

     Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to:

     Corporate Secretary
     Mer Telemanagement Solutions Ltd.
     22 Zarhin Street
     Ra'anana 43662, Israel

     Our Corporate Secretary will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of July 18, 2008 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 10% of our ordinary shares, (ii) each director and nominee for director and (iii) all directors and executive officers as a group:

                                              NUMBER OF      PERCENTAGE OF
                                           ORDINARY SHARES    OUTSTANDING
                                             BENEFICIALLY      ORDINARY
NAME                                           OWNED (1)       SHARES (2)
----                                         -----------      -----------

Chaim Mer                                   2,023,954 (3)           31.0%
Lior Salansky                               1,102,484 (4)           16.7%
Roni Ben David                                764,963 (5)           15.1%
Isaac Ben-Bassat                              689,214 (6)           10.6%
Eytan Barak                                        --                 --
Dr. Orna Berry                                     --                 --
Steven J. Glusband                             11,000 (7)              *
Yaacov Goldman                                     --                 --

All directors and executive
officers as a group (9 persons)             4,145,461 (8)           60.4%

----------

* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 6,523,845 ordinary shares (excluding 10,800 ordinary shares held in treasury) issued and outstanding as of July 18, 2008.

(3) Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the holders of 159,971 ordinary shares, and are the beneficial owners of 1,703,453 ordinary shares through their controlling interest in Mer Ofekim Ltd., 11,539 ordinary shares through their controlling interest in Mer Services Ltd. and 95 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

(4) Inlcudes 50,000 ordinary shares subject to currently exercisable stock options and 10,424 ordinary shares subject to currently exercisable warrants that have an exercise price of $4.00 per share and expire on August 10, 2009.

(5)  Based solely upon, and qualified in its entirety with reference to, a
     Schedule 13G/A filed with the Securities and Exchange Commission on June 16, 2008.

(6) Includes 630,045 ordinary shares held by Ron Dan Investments Ltd., a corporation controlled by Mr. Ben-Bassat.

(7) Includes 10,000 ordinary shares subject to currently exercisable stock options.

(8) Includes 336,024 ordinary shares subject to currently exercisable stock options and warrants.

EXECUTIVE COMPENSATION

     The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2007.

                                          SALARIES, FEES,        PENSION,
                                          COMMISSIONS AND    SIMRETIREMENT AND
                                              BONUSES         SIMILAR BENEFITS
                                            -----------        -----------
     All directors and executive
     officers as a group (11 persons*)         $589,086            $75,922

     ----------
     * Inlcudes our former chief financial officer, Shlomi Hagai, who ceased to serve in such capacity in September 2007 and two former directors who ceased to serve in such capacity in June 2007.

     All our executive officers work full time for us. Mr. Chaim Mer, the Chairman of our Board of Directors, devotes approximately 20% of his time to the management of our company in consideration of which we pay him a monthly salary of $7,000 per month (as approved by our Audit Committee and Board of Directors on November 8, 1999). We provide automobiles to our executive officers at our expense.

     During the year ended December 31, 2007, we paid to our directors an annual fee of approximately $8,400 (three of our directors who served in such capacity for six months during 2007 received approximately $4,200) and a per meeting attendance fee of $300, other than to Mr. Chaim Mer, the Chairman of our Board of Directors and Mr. Yaacov Goldman, an independent director and our financial expert. During the year ended December 31, 2007, we paid Mr. Yaacov Goldman an annual fee of approximately $16,800 and a per meeting attendance fee of $400.

     As of December 31, 2007, our directors and executive officers as a group, consisting of 11 persons, held options to purchase an aggregate 330,500 ordinary shares, having exercise prices ranging from $1.23 to $3.87. The options vest over a four-year period. Of such options, options to purchase 320,500 ordinary shares were granted under our 2003 Israeli Share Option Plan (of which, options to purchase 252,500 ordinary shares will expire in December 2008, options to purchase 5,000 ordinary shares will expire in May 2010, options to purchase 30,000 ordinary shares will expire in September 2010, options to purchase 3,000 ordinary shares will expire on March 2011 and options to purchase 30,000 ordinary shares will expire on September 2012) and options to purchase 10,000 ordinary shares were granted under our 1996 Stock Option Plan (all of which will expire in December 2008).

STOCK OPTION PLANS

1996 STOCK OPTION PLAN

     Under our 1996 Stock Option Plan, as amended, or the 1996 Plan, options to purchase up to 400,000 ordinary shares were issuable under options granted to our employees, management, officers and directors or those of our subsidiaries. Any options which are canceled or forfeited within the option period became available for future grants. The 1996 Plan terminated on May 31, 2006.

     The 1996 Plan provides that it is administered by the Board of Directors or an Option Committee which may be appointed by the Board of Director. The exercise price of options granted under the 1996 Plan may not be less than 100% of the fair market value of our ordinary shares on the date of the grant of incentive stock options and 75% in the case of options not designated as incentive stock options. Fair market value is the mean between the highest and lowest quoted selling prices on the date of grant of our shares traded on NASDAQ or a stock exchange on which such shares are principally traded.

     Options granted under the 1996 Plan are generally exercisable under such circumstances as the Board or Option Committee determines. Such options are not transferable by an optionee other than by will or by laws of descent and distribution, and during an option holder's lifetime are exercisable only by such option holder or by his or her legal representative. Options granted under the 1996 Plan terminate at such time and under such circumstances as the Board or Option Committee determines.

     During 2007, no options were granted under the 1996 Plan and no options were exercised into ordinary shares. At December 31, 2007, options to purchase 62,100 ordinary shares were outstanding under the 1996 Plan, exercisable at an average exercise price of $3.44 per share.

1996 SECTION 102 STOCK OPTION PLAN

     In 1996, we adopted a Section 102 Stock Option Plan, as amended, or the 1996 102 Plan, providing for the grant of options to our Israeli employees, management, officers and directors or those of our subsidiaries. The 1996 102 Plan was adopted pursuant to Section 102 of the Israeli Income Tax Ordinance [New Version] - 1961, or Section 102, and provided recipients with tax advantages under the Israeli Income Tax Ordinance. As of January 1, 2003,
Section 102 was amended, pursuant to which certain new tax advantages are afforded with respect to option grants to employees and directors. In order to enable employees and directors to benefit from such tax advantages with respect to future grants of options and issuance of shares upon exercise thereof, such grants have to be performed under a share option plan that is adjusted to the amended Section 102, and therefore we adopted our 2003 Israeli Share Option Plan. Upon the adoption of our 2003 Israeli Share Option Plan, we did not intend to grant any more options under the 1996 102 Plan and the ordinary shares that remained available for grant under the 1996 102 Plan were rolled-over into our 2003 Israeli Share Option Plan for issuance thereunder. The 1996 102 Plan terminated on May 31, 2006.

     Options granted under our 1996 102 Plan are exercisable under such circumstances as the Board of Directors or Option Committee determined. Options granted under the this plan are not transferable by an optionee other than by will or by laws of descent and distribution, and during an option holder's lifetime will be exercisable only by such option holder or by his or her legal representative.

     During 2007, no options were granted under the 1996 102 Plan and no options were exercised into ordinary shares. At December 31, 2007, no options were outstanding under the 1996 102 Plan.

2003 ISRAELI SHARE OPTION PLAN

     Under our 2003 Israeli Share Option Plan, or the 2003 Plan, options to purchase up to 893,915 ordinary shares may be granted to directors, employees, consultants, advisors, service providers, controlling shareholders and other persons not employed by us or by our affiliates. Any options which are canceled or forfeited within the option period will become available for future grants. The 2003 Plan will terminate in 2013, unless earlier terminated by the Board of Directors.

     Options to Israeli employees, directors and officers, other than controlling shareholders (as such term is defined in the Israeli Income Tax Ordinance), under the 2003 Plan may only be granted under Section 102. Under amended Section 102, options granted pursuant to Section 102 may be designated as "Approved 102 Options" or "Unapproved 102 Options." An Approved 102 Option may either be classified as a capital gains option or an ordinary income option. We elected to initially grant our options pursuant to Section 102 as capitals gain options. Such election is effective as of the first date of grant of such capital gains options under the 2003 Plan and shall remain in effect at least until the lapse of one year following the end of the tax year during which we first granted capital gains options. All Approved 102 Options (or the ordinary shares issued upon exercise thereof) must be held in trust by a trustee for the requisite holding period under Section 102 in order to benefit from the certain tax advantages. We may also grant Unapproved 102 Options, which do not have any tax benefit and are not held by a trustee. Options granted under Section 102 are taxed on the date of sale of the exercised ordinary shares and/or the date of the release of the options or such exercised ordinary shares from the trust.

     The 2003 Plan is administered by the Board of Directors or a committee of the Board of Directors, if appointed, which has the authority, subject to applicable law, to determine, the persons to whom options will be granted, the terms and conditions of the respective options, including the time and the extent to which the options may be exercised, may designate the type of options, make an election as to the type of Approved 102 Option. The exercise price of options granted under the 2003 Plan will be based on the fair market value of our ordinary shares and is determined by the Board of Directors or the committee at the time of the grant.

     Options granted under the 2003 Plan are not assignable or transferable by an optionee, other than by will or by laws of descent and distribution, and during the lifetime of an optionee may be exercised only by the optionee or by the optionee's legal representative. Such options may be exercised as long as the optionee is employed by, or providing services to us or any of our affiliates, to the extent the options have vested.

     During 2007, options to purchase an aggregate of 90,000 ordinary shares were granted under the 2003 Plan at an average exercise price of $1.23 per share, and no options were exercised. At December 31, 2007, options to purchase 594,500 ordinary shares were outstanding under the 2003 Plan, exercisable at an average exercise price of $2.36 per share.

2006 STOCK OPTION PLAN

     In June 2006, we adopted our 2006 Stock Option Plan, or the 2006 Plan, under which up to 400,000 ordinary shares may be issued (subject to standard adjustments) to employees, officers and non-employee directors of ours and our affiliates. Ordinary shares as to which an option granted under the 2006 Plan has not been exercised at the time of its expiration, cancellation or forfeiture may again be subject to new awards under the 2006 Plan. The total number of ordinary shares with respect to which options may be granted to any eligible employee during any period of 12 consecutive months may not exceed 100,000 ordinary shares (subject to adjustment as provided in the 2006 Plan).

     The 2006 Plan will be administered by our Board of Directors or to the extent permitted by Israeli law, a Compensation Committee of our Board of Directors, if established by our Board of Directors at its discretion. All references below to the "Committee" refers to the Board of Directors or compensation committee established by our Board of Directors, as applicable. The Committee will have the authority, in its discretion, to establish from time to time guidelines or regulations for the administration of the 2006 Plan, to interpret the 2006 Plan, and to make all determinations it considers necessary or advisable for the administration of the 2006 Plan, in addition to the other responsibilities and powers assigned to the Committee in the 2006 Plan. All decisions, actions or interpretations of the Committee under the 2006 Plan will be final, conclusive and binding upon all parties.

     Each option granted under the 2006 Plan will be either an option intended to be treated as an "incentive stock option," within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, or an option that will be treated as a "non-qualified stock option." No incentive stock may be granted to any individual who is not an eligible employee of our company or a "subsidiary" within the meaning of the Code. No incentive stock option may be granted to an employee if, as of the date of grant of such option, such employee owns stock possessing more than ten percent of the total combined voting power of all classes of stock of our company or any affiliated company, a "10% Holder," unless (a) the exercise price per share under such option is at least 110% of the fair market value of an ordinary share determined as of the date of grant of such option, and (b) such option is not exercisable after the expiration of five years from the date of grant of such option. No incentive stock option may be granted under the 2006 Plan after the ten year anniversary of its adoption.

     In no event may the term of any option exceed ten years from the date of grant of the option. However, in no event may the term of any option granted to a 10% Holder exceed five years from the date of grant of the option. No option may be exercised after its expiration.

     Each option granted under the 2006 Plan will become exercisable, in whole or in part, at such time or times during its term as the instrument evidencing the grant of such option may specify.

     The price at which ordinary shares may be purchased upon any exercise of an option granted under the 2006 Plan will be the price per share determined by the Committee, and specified in the instrument evidencing the grant of such option, but in no event may the exercise price per share be less than (i) the fair market value of an ordinary share determined as of the date of grant of the option, or (ii), if greater, the par value of an ordinary share. However, with respect to an option granted to a 10% Holder, in no event may the exercise price per share be less than 110% of the fair market value of our ordinary shares determined as of the date of grant of such option.

     Options granted under the 2006 Plan are nontransferable, other than by will or the laws of descent and distribution, and may be exercised during the grantee's lifetime only by the grantee. However, if the instrument evidencing the grant of an option other than an incentive stock option so provides, the grantee may transfer his or her rights with respect to such option or any portion thereof, without consideration, to any "family member," as such term is defined in the 2006 Plan.

     The terms and conditions of an option grant may not be waived or amended without the consent of the grantee if it would adversely affect, to any material extent, any of the rights or obligations of the grantee with respect to such grant, or in the case of any option that was intended to constitute an incentive stock option, if such waiver or amendment would cause such option to fail to be treated as an incentive stock option.

     Our Board of Directors may, with prospective or retroactive effect, amend, suspend or terminate the 2006 Plan or any portion of the 2006 Plan at any time. However, no amendment, suspension or termination of the 2006 Plan may adversely affect the rights of any grantee with respect to any options previously granted to the grantee without his or her written consent. Also, no amendment which constitutes a "material revision" of the 2006 Plan, as the term material revision is defined in the applicable rules of the National Association of Securities Dealers, may be effective unless approved by our shareholders in the manner required by such rules and by applicable law.

     During 2007, options to purchase an aggregate of 20,000 ordinary shares were granted under the 2006 Plan at an average exercise price of $1.23 per share, and no options were exercised. At December 31, 2007, options to purchase 20,000 ordinary shares were outstanding under the 2006 Plan, exercisable at an average exercise price of $1.23 per share.

CERTAIN TRANSACTIONS

     Prior to May 2008, Mrs. Dora Mer, the wife of Chaim Mer, provided legal services to us, and we paid her a monthly retainer of $5,000 for such services. The conditions of retaining the services of Mrs. Mer were approved by our Audit Committee and Board of Directors. In May 2008, Mrs. Mer joined the Israeli law firm of M. Firon & Co., Advocates and Notaries, and provides legal services to us through that firm since such date for a monthly retainer of $5,000, to be paid in NIS. We may cancel the agreement with M. Firon & Co. upon thirty (30) days' prior notice. The conditions of retaining the services of M. Firon & Co. were approved by our Audit Committee and Board of Directors on April 2, 2008.

     Our subsidiaries, MTS Asia Ltd. and MTS IntegraTRAK, entered into an agreement with C. Mer Industries Ltd, or C. Mer, pursuant to which they distribute and support certain of C. Mer's products and provide certain services on behalf of C. Mer. Generally, C. Mer compensates MTS Asia Ltd. for these activities at cost plus 10% and compensates MTS IntegraTRAK at cost plus 5%. C. Mer is a publicly traded company controlled by Mr. Chaim Mer, and Mr. Mer has been the Chairman of its Board of Directors since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005.

     Presently, the only service provided to us by C. Mer is our participation in its umbrella liability insurance coverage. We believe that the terms under which C. Mer provides such participation to us is on a basis no less favorable than could be obtained from an unaffiliated third party.

     On August 10, 2005, we entered into definitive agreements with institutional and private investors, including our Chief Executive Officer, Mr. Eytan Bar, for a private placement of ordinary shares and warrants to purchase ordinary shares that raised $2.8 million. Pursuant to the agreements, the investors, other than Mr. Eytan Bar, paid $3.00 per share for the aggregate 937,500 ordinary shares issued in the private placement. Mr. Bar purchased 14,000 shares at $3.88 per share, the closing price of our ordinary shares on the day prior to the closing of the private placement. The private placement also involved the acquisition by the investors of warrants to purchase an aggregate 375,000 additional ordinary shares at an exercise price of $4.00 per share (subject to anti-dilution adjustments), exercisable from February 10, 2006 until August 10, 2009. Each investor, including Mr. Eytan Bar, received warrants to purchase two ordinary shares for each five ordinary shares purchased.

     Mr. Chaim Mer, the Chairman of our Board of Directors, devotes approximately 20% of his time to the management of our company in consideration of which we pay him a monthly salary of $7,000 per month (as approved by our Audit Committee and Board of Directors on November 8, 1999). Mr. Isaac Ben-Bassat, a director and one of our major shareholders, receives an annual fee of approximately $8,400 and a per meeting attendance fee of $300 in connection with his service as a director of our company. See above "Executive Compensation."

     Effective as of February 10, 2008, Mr. Lior Salansky, one of our major shareholders, was appointed as our President and on January 24, 2008, we entered into an employment agreement with Mr. Salansky in connection with such appointment. For details of the terms of Mr. Salansky's employment agreement see
Item 3. In April 2008, Mr. Salanksy was elected to serve as a director of our company by our Board of Directors and he is standing for reelection at the Meeting (see Item 2). Due to the closeness of the date of Mr. Salansky's appointment as a director following the date of his appointment as our President, we believe it would be appropriate to seek the ratification and approval of our shareholders of his employment agreement (see Item 3).

                        II. ELECTION OF OUTSIDE DIRECTOR
                           (Item 2 on the Proxy Card)

     Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors. The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person's relative, partner, employer or an entity under that person's control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company. The term "relative" means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. The term affiliation includes an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an officer holder, (excluding service as an outside director of a company that is offering its shares to the public for the first time).

     In addition, no person may serve as an outside director if the person's position or other activities create, or may create a conflict of interest with the person's responsibilities as director or may otherwise interfere with the person's ability to serve as director. If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender. A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

     At least one of the outside directors elected must have "accounting and financial expertise" and any other outside director must have "accounting and financial expertise" or "professional qualification," as such terms are defined by regulations promulgated under the Israeli Companies Law.

     Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

     Outside directors are elected by shareholders by a special majority. In general, outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

     Mr. Eytan Barak was elected to serve as an outside director of our company at our 2007 annual general meeting of shareholders for an initial three-year term, following which the service of Mr. Eytan Barak as an outside director may be renewed for only one additional three-year term. Dr. Orna Berry was reelected to serve as an outside director of our company at our 2007 annual general meeting of shareholders for a second three-year term expiring on January 28, 2011. Dr. Orna Berry has informed us that effective as of the Meeting, she will resign from the office of outside director due to other commitments.

     Accordingly, at the Meeting, shareholders will be asked to elect Ms. Varda Trivaks as an outside director of our company for an initial three-year term.

     Our Board of Directors has determined that Mr. Barak and Ms. Trivaks each qualifies as an outside director within the meaning of the Israeli Companies Law. Our Board of Directors has further determined that Mr. Barak has accounting and financial expertise and that Ms. Trivaks has professional qualification, as such terms are defined by regulations promulgated under the Israeli Companies Law.

     Set forth below is information about the nominee for outside director, including principal occupation, business history and any other directorships held.

     VARDA TRIVAKS (51) has served as the Managing Director and is one of the two founding partners of Mimtar Business Consulting, established in 2001. In that position, Ms. Trivaks acts as an advisor to companies on investments, mergers, spin offs, valuation, control, budgeting, with a special focus on advising global companies and management of companies during times of restructuring and recovery. Ms. Trivaks serves as a member of the audit committee, board of directors and/or financial committee of Ginegar Plastic Products Ltd. and E. SCHNAPP & CO. WORKS LTD. From 1998 to 2004, Ms. Trivaks was a member of the Israel Accounting Institute's communications committee for Capital Markets and Insurance. Between 1998 to 2001, Ms. Trivaks was a partner with the accounting and consulting firm, Shlomo Ziv and Co. - BDO, and served as the managing director of one of its subsidiaries. Ms. Trivaks is a Certified Public Accountant (Israel) since 1987 and holds a B.A. degree in Economics and Accounting from Tel Aviv University and a Master of Science in Management (MSM) from Boston University.

     The election of the nominee for outside director requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such resolution include at least one-third of the shares of non-controlling shareholders who vote on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-controlling shareholders who vote against such proposal do not represent more than 1% of the voting rights in our company.

     We are not aware of any reason why the nominee, if elected, would be unable or unwilling to serve as an outside director. In the event that the named nominee for outside director would be unable to serve, the proxies will be voted for the election of such other person as shall be nominated by our Board of Directors.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF THE NOMINEE FOR OUTSIDE DIRECTOR.

OUTSIDE DIRECTOR CONTINUING IN OFFICE

     Biographical information concerning the outside director continuing in office follows for informational purposes only.

     EYTAN BARAK (63) has served as an outside director since August 2007 and is a member of our audit committee. Mr. Barak is joint owner and chief executive officer of Dovrat - Barak, Investments in Advanced Technologies Ltd., a company which provides financial resources and management assistance to start-up companies. Mr Barak also serves as a member of the board of directors, audit committee and investment committee of various Israeli companies, including ICTS International N.V. traded on the OTC Bulletin Board (OTCBB: ICTS). From 1973 to 1997, Mr. Barak was with the Israel Corporation Ltd., initially serving as its corporate controller and thereafter as its chief financial officer, and also served as chairman or member of the board of directors of some of its subsidiaries. From 1967 until 1973, Mr. Barak was associated with Kesselman & Kesselman, the Israeli member firm of PricewaterhouseCoopers International Limited. Mr. Barak is a Certified Public Accountant (Israel) since 1971 and holds a B.A. degree in accounting from Tel Aviv University.

        III. APPROVAL OF COMPENSATION TO BE PAID TO NEW OUTSIDE DIRECTOR
                           (Item 3 on the Proxy Card)

     Under the Israeli Companies Law, the payment of compensation to an outside director, within the meaning of the Israeli Companies Law, is required to be approved by the audit committee, board of directors and shareholders, in that order. The form and amount of compensation of an outside director, is governed by regulations promulgated under the Israeli Companies Law, and an outside director is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service. According to the applicable regulations, in general, all outside directors are required to receive the same compensation, an outside director must be informed of the compensation prior to his or her acceptance to serve as an outside director and the compensation may not be modified during each three year term of service as an outside director other than other than to conform to the terms of a newly appointed outside director. Under the applicable regulations, a company must pay its outside directors compensation in the form of an annual fee and a per meeting attendance fee in an amount determined in such regulations, unless it elects to pay an alternative form of compensation permitted under the regulations.

     Subject to and effective as of the election of Ms. Trivaks as an outside director for an initial three year term at the Meeting (see Item II), and for the duration of her service in such capacity, it is proposed to pay to Ms. Trivaks compensation in the form of an annual fee and per meeting attendance fee. The annual fee, payable monthly, will be equal to the higher of the NIS value of $8,400 (currently approximately NIS 28,500) and the minimum statutory amount applicable to companies of our size as set forth from time to time in the applicable regulations. The per meeting attendance fee will be equal to the higher of the NIS value of $300 (currently approximately NIS 1,020) and the minimum statutory amount applicable to companies of our size as set forth from time to time in the applicable regulations. Such compensation has been approved by our Audit Committee and Board of Directors, subject to shareholder approval, and is the same as the compensation paid to our current outside directors.

     It is therefore proposed that at the Meeting the following resolution be adopted:

     "RESOLVED, subject to and effective as of the appointment of Ms. Varda Trivaks as an outside director and for the duration of her service in such capacity, to pay to Ms. Trivaks compensation in the form of an annual fee and per meeting attendance fee in such amounts as described in the proxy statement for the 2008 annual general meeting of shareholders."

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE FOREGOING RESOLUTION.

         IV. RATIFICATION AND APPROVAL OF EMPLOYMENT AGREEMENT WITH OUR
                          PRESIDENT, MR. LIOR SALANSKY
                           (Item 4 on the Proxy Card)

     Effective as of February 10, 2008, Mr. Lior Salansky was appointed as our President and on January 24, 2008, we entered into an employment agreement with Mr. Salansky in connection with such appointment. In April 2008, Mr. Salanksy was elected to serve as a director of our company by our Board of Directors. Under the Israeli Companies Law, an agreement with a director with respect to the terms of his employment in other positions must be approved by the audit committee, board of directors and general meeting of shareholders. Mr. Salansky's employment agreement was approved by our Audit Committee and Board of Directors in January 2008. Due to the closeness of the date of Mr. Salansky's appointment as a director following the date of his appointment as our President, we believe it would be appropriate to seek the ratification and approval of our shareholders of his employment agreement.

     Pursuant to the employment agreement, Mr. Salansky has agreed to devote 60% of his working time to our business and affairs in his capacity as our President. Under the terms of the employment agreement, we agreed to provide Mr. Salansky with the following payment and benefits:

     o    A gross monthly salary of NIS 31,800 (approximately $9,400).

     o An annual bonus equal to: (i) 10% of up to the first $2.0 million of our net profit (excluding capital gains); and (ii) 5% of $2.0 million to $4.0 million of our net profit (excluding capital gains).

     o Options to purchase 200,000 of our ordinary shares, at an exercise price equal to $1.08, the closing price of our ordinary shares on the NASDAQ Capital Market on the date of grant. The options are subject to the terms of our 2003 Israeli Share Option Plan. The options will vest in four equal installments, each representing 25% of the options, and will become exercisable on each of the four six month anniversaries following the date of grant.

     o Company contributions for the benefit of Mr. Salansky to our: (i) Managers Insurance Policy ("BITUACH MINHAALIM")in the amount of 13.3% of Mr. Salansky's gross salary (8.3% for severance and 5% for remuneration); (ii) Education Fund ("KEREN HISHTALMUT") in the amount of 7.5% of Mr. Salansky's gross salary; and (iii) 2.5% to insurance for loss of working capacity. If we terminate Mr. Salansky's employment without cause or Mr. Salansky terminates his employment, he will be entitled to the severance contributions that we have made to the Managers Insurance Policy.

     o A company car, and all related expenses will be covered by our company. Alternatively, Mr. Salansky may elect to receive payment equal to the cost of the car to our company.

     o    A company mobile phone.

     o Up to 14 days of paid vacation per each employment year and recuperation payments in accordance with applicable law.

     The employment agreement contains customary confidentiality and non-solicitation provisions as well as an undertaking of Mr. Salansky not to compete with us for 12 months following termination of his employment.

     In February 2008, our Audit Committee and Board of Directors authorized the Chairman of our Board of Directors to change Mr. Salansky's employment terms within the following 12 months so that he will serve as our full time President, under the same terms and conditions as the original employment agreement, except that in such case we will pay him a gross monthly salary of NIS 53,000 (approximately $15,600), and he will be entitled to 24 days of paid vacation per each employment year. Following Mr. Salansky's appointment as a director in April 2008, any such amendment to his employment agreement requires, in addition to the approval of the audit committee and board of directors, also the approval of our shareholders, pursuant to the Israeli Companies Law. Accordingly, at the Meeting, shareholders will be also asked to authorize the Chairman of our Board of Directors to amend Mr. Salansky's employment terms such that he will serve as our President in a full time role, in accordance with the terms described above in this paragraph.

     It is therefore proposed that at the Meeting the following resolutions be adopted:

     "RESOLVED, that the terms of the employment agreement with Mr. Lior Salanksy, the Company's President and a member of its board of directors, as described in the proxy statement for the 2008 annual general meeting of shareholders, be and hereby are ratified and approved effective as of Mr. Salansky's appointment as President."

     "RESOLVED, that the Chairman of the Board of Directors of the Company be, and hereby is, authorized to amend the employment agreement of Mr. Lior Salansky so that he will serve as our full time President, under the same terms and conditions as the original employment agreement, except as otherwise described in the proxy statement for the 2008 annual general meeting of shareholders; PROVIDED that such authorization shall expire on February 24, 2009; it being hereby clarified that no further approval of the shareholders of the Company will be required in connection with the amendment of Mr. Salansky's employment agreement in accordance with this resolution."

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolutions.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE FOREGOING RESOLUTIONS.

           V. RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT
                         REGISTERED PUBLIC ACCOUNTANTS
                           (Item 5 on the Proxy Card)

     Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, registered public accountants, a Member of Ernst & Young Global, as our independent public accountants in 1996 and has reappointed the firm as our independent public accountants since such time.

     At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the year ending December 31, 2008, pursuant to the recommendation of our Audit Committee and Board of Directors. As a result of Kost Forer Gabbay & Kasierer's familiarity with our operations and reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

     At the Meeting, shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to determine the compensation of our independent registered public accountants in accordance with the volume and nature of their services. With respect to fiscal year 2007, we paid Kost Forer Gabbay & Kasierer $93,000 for audit services, $15,000 for audit-related services and $7,000 for tax-related services.

     It is therefore proposed that at the Meeting the following resolution be adopted:

     "RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accountants of Mer Telemanagement Solutions Ltd. to conduct the annual audit of its financial statements for the year ending December 31, 2008, be and hereby is ratified and approved, and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee the authority to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services."

     If the appointment of Kost Forer Gabbay & Kasierer is not approved by our shareholders, or if Kost Forer Gabbay & Kasierer ceases to act as our independent registered public accountants, or if the Audit Committee removes Kost Forer Gabbay & Kasierer as our independent registered public accountants, the Audit Committee will recommend another independent registered public accounting firm.

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE FOREGOING RESOLUTION.

         VI. REVIEW AND DISCUSSION OF AUDITOR'S REPORT AND CONSOLIDATED
                              FINANCIAL STATEMENTS

     At the Meeting, our auditor's report and the audited consolidated financial statements for the year ended December 31, 2007 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This Item will not involve a vote of the shareholders.

     Our annual report on Form 20-F for the year ended December 31, 2007, including the auditor's report and consolidated financial statements for the year ended December 31, 2007, which was filed with the Securities and Exchange Commission on April 4, 2008, is available on our website at www.mtsint.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. None of the auditor's report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

                               VII. OTHER MATTERS

     The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

                                             By Order of the Board of Directors,


                                             Alon Mualem
                                             Corporate Secretary

Dated: July 18, 2008

                                                                          ITEM 2

                        MER TELEMANAGEMENT SOLUTIONS LTD.

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoint(s) Eytan Bar and Alon Mualem, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.01 per share, of MER Telemanagement Solutions Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on August 27, 2008 at 10:30 a.m. (Israel time) at the principal offices of the Company, 22 Zarhin Street, Ra'anana 43662, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                        MER TELEMANAGEMENT SOLUTIONS LTD.

                                 AUGUST 27, 2008

                           PLEASE DATE, SIGN AND MAIL
                             YOUR PROXY CARD IN THE
                            ENVELOPE PROVIDED AS SOON
                                  AS POSSIBLE.

     PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.
--------------------------------------------------------------------------------
         THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF
       DIRECTORS, OUTSIDE DIRECTOR AND PROPOSALS 3 THROUGH 5. PLEASE SIGN,
         DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK
                YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

1. The election of five directors for terms expiring at the Company's 2009 Annual General Meeting of Shareholders.

NOMINEES:
                                           FOR      AGAINST    ABSTAIN

         CHAIM MER                         [_]        [_]        [_]

         ISAAC BEN-BASSAT                  [_]        [_]        [_]

         STEVEN J. GLUSBAND                [_]        [_]        [_]

         YAACOV GOLDMAN                    [_]        [_]        [_]

         LIOR SALANSKY                     [_]        [_]        [_]

2. To elect Varda Trivaks as an outside director for an initial three-year term.

                       [_] FOR     [_] AGAINST     [_] ABSTAIN

3. Subject to the approval of Proposal 2, to approve compensation to be paid to Varda Trivaks, the Company's new outside director.

                       [_] FOR     [_] AGAINST     [_] ABSTAIN

4. To ratify and approve the employment agreement with the Company's President, Mr. Lior Salansky, and to authorize the Chairman of the Board of Directors of the Company to amend the employment agreement so that Mr. Salansky will serve as the Company's President in a full time role.

                       [_] FOR     [_] AGAINST     [_] ABSTAIN

5. To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company's independent registered public accountants for the year ending December 31, 2008, and to authorize the Company's Board of Directors to delegate to the Audit Committee the authority to fix such independent registered public accountants' compensation in accordance with the volume and nature of their services.

                       [_] FOR     [_] AGAINST     [_] ABSTAIN

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (I) THE ELECTION OF THE NOMINEES FOR DIRECTOR AND OUTSIDE DIRECTOR AND (II) PROPOSALS 3 THROUGH 5.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [_]

Signature of Shareholder [____________]      Date [____________]
Signature of Shareholder [____________]      Date [____________]

NOTE: PLEASE SIGN EXACTLY AS YOUR NAME OR NAMES APPEAR ON THIS PROXY. WHEN SHARES ARE HELD JOINTLY, EACH HOLDER SHOULD SIGN. WHEN SIGNING AS EXECUTOR, ADMINISTRATOR, ATTORNEY, TRUSTEE OR GUARDIAN, PLEASE GIVE FULL TITLE AS SUCH. IF THE SIGNER IS A CORPORATION, PLEASE SIGN FULL CORPORATE NAME BY DULY AUTHORIZED OFFICER, GIVING FULL TITLE AS SUCH. IF SIGNER IS A PARTNERSHIP, PLEASE SIGN IN PARTNERSHIP NAME BY AUTHORIZED PERSON.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                               (Registrant)

                                               By: /s/ Eytan Bar
                                               -----------------
                                               Eytan Bar
                                               Chief Executive Officer

Date: July 23, 2008